The Beauty Health Company
2165 Spring Street
Long Beach, CA 90806

July 22, 2021
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     The Beauty Health Company
    Registration Statement on Form S-1
    Filed July 19, 2021
    File No. 333-257995

To whom it may concern:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, The Beauty Health Company (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257995) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on July 26, 2021 or as soon as practicable thereafter.
* * * *

    The Company requests that we be notified of such effectiveness by a telephone call to Brent Epstein of Latham & Watkins LLP at (213) 891-8185 and that such effectiveness also be confirmed in writing.

Very truly yours,

The Beauty Health Company

/s/ Liyuan Woo
Name: Liyuan Woo
Title: Chief Financial Officer

cc:    Paul Bokota, Vice President and General Counsel of The Beauty Health Company
    Brent Epstein, Latham & Watkins LLP